UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHYTOMEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

71944A 107
(CUSIP Number)

Kundan S. Rayat
309 - 488 Helmcken Street
Vancouver, British Columbia V6B 6E4
(604) 319-2283
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20th, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Kundan S. Rayat
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only: PF

4.	Source of Funds (See Instruction):

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 13,899,914 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 13,899,914 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,899,914 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 7.5%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.00001 per share (the “Company Shares”), of Phytomedical Technologies, Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at Suite 216, 1628 West First Ave, Vancouver, British Columbia, Canada, V6J 1G1.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Kundan S. Rayat

(b)	Residence or Business Address:

Suite 309-488 Helmcken St., Vancouver, British Columbia, Canada, V6B 6E4.

(c)	Present Principal Occupation and Employment:

Retired.

(d)	Criminal Convictions:

No

(e)	Civil Proceedings:

No

(f)	Citizenship:

Canadian

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal Funds

ITEM 4. PURPOSE OF TRANSACTION

Investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

13,899,914, 7.5%

(b)	Power to Vote and Dispose of the Company Shares:

13,899,914

(c)	Transactions Effected During the Past 60 Days:

The following table sets forth all purchase transactions with respect to shares of the Company’s Common Stock effected during the past sixty (60) days by Mr. Rayat. All such transactions were effected in the open market. The table excludes commissions paid.

			Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
08/11/2005	7,500	$0.81	Canada/Open market
08/11/2005	2,500	$0.85	Canada/Open market
08/16/2005	6,000	$0.69	Canada/Open market
08/16/2005	4,000	$0.70	Canada/Open market.

(d )	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29th, 2005
Date

/s/ Kundan S. Rayat
Signature

Kundan S. Rayat
Name/Title